Exhibit 99.4

Independent auditor’s report

Grant Thornton LLP Suite 1600, Grant Thornton Place 333 Seymour Street Vancouver, BC V6B 0A4 T + 1 604 687 2711 F + 1 604 685 6569 www.GrantThornton.ca

To the shareholders of Rio Alto Mining Limited:

We have audited the accompanying consolidated financial statements of Rio Alto Mining Limited, which comprise the consolidated balance sheets as at December 31, 2011, May 31, 2011 and June 1, 2010, the consolidated statements of loss and comprehensive loss, changes in equity, and cash flows for the seven months ended December 31, 2011 and the year ended May 31, 2011, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

Audit • Tax • Advisory
Grant Thornton LLP. A Canadian Member of Grant Thornton International Ltd

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Rio Alto Mining Limited as at December 31, 2011, May 31, 2011 and June 1, 2010, and its financial performance and its cash flows for the seven months ended December 31, 2011 and the year ended May 31, 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Vancouver, Canada
March 29, 2012	Chartered accountants

Audit • Tax • Advisory
Grant Thornton LLP. A Canadian Member of Grant Thornton International Ltd

CONSOLIDATED FINANCIAL STATEMENTS

For the seven month financial year ended December 31, 2011
and the year ended May 31, 2011

RIO ALTO MINING LIMITED
CONSOLIDATED BALANCE SHEETS
As at December 31, 2011, May 31, 2011 and June 1, 2010
(Expressed in United States dollars)

	Notes	December 31,	May 31,	June 1,
		2011	2011	2010
Assets				(Note 28)
Current
Cash and cash equivalents	26	$25,906,840	$11,526,062	$5,440,298
Accounts receivable	7	2,130,487	537,025	84,449
Subscriptions receivable		-	-	582,704
Promissory note receivable	8	-	-	116,532
Inventory	9	14,906,568	3,910,479	-
Prepaid expenses	10	1,099,213	2,554,024	157,585
IGV receivable	11	25,635,346	13,999,942	397,637

		69,678,454	32,527,532	6,779,205

Deferred financing costs		-	-	23,924
Deferred taxes	16	1,950,040	-	144,150
Plant and equipment	12	62,082,283	47,285,624	259,989
Mineral properties and development costs	13	63,795,817	78,131,239	-

Investment in La Arena S.A.	14	-	-	16,854,480

Total Assets		$197,506,594	$157,944,395	$24,061,748
Liabilities and equity
Current
Accounts payable and accrued liabilities	15	$27,481,351	$8,264,506	$502,789
Due to related parties		-	-	72,248
Income taxes payable	16	1,962,143	-	-
Deferred revenue	19	4,250,823	1,790,292	-
Derivative liability	19	934,144	2,136,078	-
		34,628,461	12,190,876	575,037
Long-term debt	17	3,000,000	-	-
Asset retirement obligation	18	15,685,312	14,800,000	-
Deferred revenue	19	25,258,707	8,625,953	-
Derivative liability	19	3,624,954	10,292,004	-

		82,197,434	45,908,833	575,037
Equity
Share capital	21	127,537,357	125,972,274	39,006,847
Share option and warrant reserve	21	10,420,216	8,163,945	2,396,484
Translation reserve		4,521,962	4,521,962	-
Deficit		(27,170,375)	(26,622,619)	(17,916,620)

		115,309,160	112,035,562	23,486,711

Total Equity and Liabilities		$197,506,594	$157,944,395	$24,061,748

Commitments and contingencies (Note 25)
Subsequent events (Note 29)

Approved on behalf of the Board of Directors:

“Ram Ramachandran” Director	“Anthony Hawkshaw” Director

See accompanying notes to the consolidated financial statements

RIO ALTO MINING LIMITED
CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
For the seven months ended December 31, 2011 and the year ended May 31, 2011
(Expressed in United States dollars)

		Seven months
	Notes	ended December	Year ended May 31,
		31, 2011	2011

General and administrative expenses	22	$(5,963,472)	$(8,745,472)

Exploration expense		-	(37,084)

Operating loss		(5,963,472)	(8,782,556)
Unrealized gain on derivative liability	19	7,868,984	1,648,876
Cost relating to gold prepayment agreement		(1,542,451)	(1,022,282)
Accretion of asset retirement obligation	18	(847,416)	-
Foreign exchange loss		(48,137)	(385,376)
Other income		3,021	36,204

Loss before income taxes		(529,471)	(8,505,134)
Provision for income tax expense	16	(18,285)	(200,865)
Net loss for the period		(547,756)	(8,705,999)

Other comprehensive loss		-	4,521,962

Comprehensive loss for the period		$(547,756)	$(4,184,037)

Basic and diluted loss per share		$(0.00)	$(0.06)

Weighted average number of common shares outstanding		168,978,823	140,245,551

See accompanying notes to the consolidated financial statements

RIO ALTO MINING LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the seven months ended December 31, 2011 and the year ended May 31, 2011
(Expressed in United States dollars)

		Seven months ended	Year ended
		December 31, 2011	May 31, 2011

OPERATING ACTIVITIES
Loss for the period		$(547,756)	$(8,705,999)
Items not affecting cash:
Amortization		65,455	58,561
Share-based compensation		3,126,259	4,893,723
Unrealized gain on derivative liability		(7,868,984)	(1,648,876)
Accretion expense		847,416	-
Deferred financing costs		-	24,478
Deferred taxes recovery		(1,950,040)	200,865
Other		37,897	-
Changes in non-cash working capital items	26	(16,684,154)	(3,291,583)
Net cash used in operating activities		(22,973,907)	(8,468,831)
FINANCING ACTIVITIES
Proceeds from issuing share capital		-	84,907,189
Proceeds from exercise of options and warrants		695,095	8,634,881
Subscription receipts receivable		-	582,704
Proceeds from gold prepayment agreement	19	25,500,000	24,500,000
Operating loan	17	3,000,000	-
Share issue costs		-	(5,702,905)
Net cash provided by financing activities		29,195,095	112,921,869
INVESTING ACTIVITIES
Mineral property expenditures	26(c)	(41,280,540)	(1,244,417)
Cash received from pre-production gold sales	26(c)	65,214,108	-
Purchase of property, plant and equipment	26(c)	(15,773,978)	(18,729,507)
Investment in La Arena		-	(35,511,237)
Acquisition of La Arena		-	(48,846,789)
Cash acquired in La Arena acquisition		-	5,533,627
Net cash provided by (used in) investing activities		8,159,590	(98,798,323)

Increase in cash and cash equivalents during the period		14,380,778	5,654,715
Cash and cash equivalents, beginning of the period		11,526,062	5,440,298
Effect of foreign exchange on cash and cash equivalents		-	431,049

Cash and cash equivalents, end of the period	26	$25,906,840	$11,526,062

See accompanying notes to the consolidated financial statements

RIO ALTO MINING LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
As at December 31, 2011 and May 31, 2011
(Expressed in United States dollars)

		Share capital
				Share
				Option and
				Warrant	Translation
	Note	Shares	Amount	Reserve	Reserve	Deficit	Total
Balance, June 1, 2010		108,035,575	$39,006,847	$2,396,484	$-	$(17,916,620)	$23,486,711
Shares issued for private placements	21(a)	50,326,257	84,907,189	-	-	-	84,907,189
Share issue costs related to private placements	21(a)	-	(5,702,905)	-	-	-	(5,702,905)
Fair value of broker warrants for private placement	21(a)		(2,087,483)	2,087,483			-
Shares issued on conversion of warrants	21(c)	8,468,250	8,027,350	-	-	-	8,027,350
Shares issued on exercise of options	21(b)	1,727,500	1,821,276	(1,213,745)	-	-	607,531
Share-based compensation	21(b)	-	-	4,893,723	-	-	4,893,723
Other comprehensive loss		-	-	-	4,521,962	-	4,521,962
Net loss for the year		-	-	-		(8,705,999)	(8,705,999)
Balance, May 31, 2011		168,557,582	$125,972,274	$8,163,945	$4,521,962	$(26,622,619)	$112,035,562
Shares issued on conversion of warrants	21(c)	126,270	400,906	(152,145)	-	-	248,761
Shares issued on exercise of options	21(b)	1,062,500	1,164,177	(717,843)	-	-	446,334
Share-based compensation	21(b)	-	-	3,126,259	-	-	3,126,259
Other comprehensive loss		-	-	-	-	-	-
Net loss for the period		-	-	-		(547,756)	(547,756)
Balance, December 31, 2011		169,746,352	$127,537,357	$10,420,216	$4,521,962	$(27,170,375)	$115,309,160

See accompanying notes to the consolidated financial statements

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the seven months ended December 31, 2011 and the year ended May 31, 2011
(Expressed in United States dollars)

1.	NATURE OF OPERATIONS AND CONTINUANCE OF OPERATIONS

In November 2011, the Company changed its fiscal year end from May 31 to December 31. The change was made to allow it to provide its continuous disclosure information on a comparable basis with its peer group and to align its year end with the year end of La Arena S.A., a wholly-owned subsidiary that carries on the principal business of Rio Alto. The La Arena Gold Mine achieved commercial production in January 2012; therefore, now is an appropriate time to proceed with the change. During the transition year, the Company’s balance sheet is as of December 31, 2011 and the statement of loss and comprehensive loss and cash flows are for the seven month period from June 1, 2011 to December 31, 2011.

Rio Alto Mining Limited is the parent company of a consolidated group, (“Rio Alto”, or the "Company"). Rio Alto is incorporated under the laws of the Province of Alberta, with its registered office at Suite 1000 - 250 2nd Street S.W., Calgary, Alberta, T2P 0C1 and its head office at Suite 1950 - 400 Burrard Street, Vancouver, BC, V6C 3A6. On February 9, 2011 the Company completed the purchase of 100 per cent of La Arena S.A. (“La Arena”) (Note 6). Throughout the year ended May 31, 2011 La Arena was in the development stage. The La Arena gold oxide mine commenced preproduction in May 2011 and had achieved commercial production levels at the end of December 2011.

2.	BASIS OF PRESENTATION AND STATEMENT OF COMPLIANCE WITH IFRS

These consolidated financial statements are the first annual financial statements of the Company prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). IFRS comprises IFRSs, International Accounting Standards (“IAS”) and interpretations issued by the IFRS Interpretations Committee (“IFRIC”) and the former Standing Interpretations Committee (“SIC”). As these financial statements represent the Company’s initial presentation of results and financial position under IFRS, they are prepared in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards. The date of transition to IFRS is June 1, 2010 (the “Transition Date”). The Company has applied the policies IFRS on a retrospective basis subject to certain optional exemptions and certain mandatory exceptions applicable to first time adopters.

The Company’s consolidated financial statements were previously prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). Canadian GAAP differs in certain areas from IFRS. Note 28 contains reconciliations and explanations of the effect of the transition from Canadian GAAP to IFRS on the consolidated balance sheets as at May 31, 2011 and June 1, 2010 and the statements of loss and comprehensive loss for the year ended May 31, 2011. The preparation of financial statements in accordance with IFRS requires the application of use of certain critical accounting estimates and judgments when applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are described in Note 3.

The date the Board of Directors approved these consolidated financial statements for issue was March 29, 2012.

3.	SIGNIFICANT JUDGEMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Company’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the seven months ended December 31, 2011 and the year ended May 31, 2011
(Expressed in United States dollars)

could differ from these estimates by a material amount.

Matters that require management to make significant judgments, estimates and assumptions in determining carrying values include, but are not limited to:

a.	Mineral reserves

Proven and probable mineral reserves are the economically mineable parts of the Company’s measured and indicated mineral resources demonstrated by at least a preliminary feasibility study. The Company estimates its proven and probable mineral reserves and measured and indicated and inferred mineral resources based on information compiled by appropriately qualified persons. The estimation of future cash flows related to proven and probable mineral reserves is based upon factors such as assumptions related to foreign exchange rates, commodity prices, future capital requirements, metal recovery factors and production costs along with geological assumptions and judgments made in estimating the size and grade of ore bodies. Changes in proven and probable mineral reserves or measured and indicated and inferred mineral resource estimates may impact the carrying value of mineral properties, plant and equipment, asset retirement obligations, recognition of deferred tax amounts and amortization.

b.	Purchase price allocation

Applying the acquisition method to asset or business acquisitions requires each identifiable asset and liability to be measured at its acquisition-date fair value. The determination of acquisition-date fair values requires that management make assumptions about future events and estimates about the future recoverability of assets. The assumptions and estimates used to determining the fair value of the net assets acquired require a high degree of judgment, and include estimates of mineral reserves or resources acquired, future metal prices, the amount of and the timing of the receipt of revenue and the disbursements for operating and capital costs, and discount rates. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets and liabilities in the purchase price allocation.

c.	Amortization

Plant, equipment and other facilities used directly in mining activities are amortized using the units-of-production (“UOP”) method over a period not to exceed the estimated life of the related ore body based on recoverable metals to be mined from proven and probable mineral reserves. Mobile and other equipment are amortized, net of residual value, on a straight-line basis, over their useful lives, which are not to exceed the estimated life of the related ore body.

The calculation of the UOP rate and life of the ore body, and therefore the annual amortization expense, could be materially affected by changes in the underlying estimate of recoverable metals or other estimates. Changes in estimates may result from differences between actual future production and current forecasts of future production, expansion of mineral reserves through exploration activities, differences between estimated and actual costs of mining and differences in metal prices used in the estimation of mineral reserves.

Significant judgment is involved in the determination of useful life and residual values for the computation of amortization and no assurance can be given that the actual useful lives or residual values will not differ significantly from current assumptions.

d.	Inventories

Doré, work in process and mined ore are valued at the lower of average production cost or net realizable value. Doré represents a bar containing predominantly gold by value which must be refined offsite to

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the seven months ended December 31, 2011 and the year ended May 31, 2011
(Expressed in United States dollars)

return fine gold or silver in readily saleable form. Net realizable value is the estimated receipt from sale of the inventory in the normal course of business, less any anticipated costs to be incurred prior to its sale. The production cost of inventories is determined on a weighted average basis and includes cost of raw materials, direct labour, contract mining charges, overhead and depreciation, depletion and amortization of mineral properties.

The recovery of gold and by products from oxide ores is achieved through a leaching process at the La Arena Gold Mine. Under this method, ore is placed on leach pads where it is treated with a chemical solution that extracts gold contained in the ore. The majority of the gold in ore is recovered over a period of up to 30 days. The resulting gold rich or “pregnant” leach solution is further processed in a plant where the gold and silver are recovered in doré form. Operating costs at each stage of the process are deferred and included in work in process inventory based on current mining and leaching costs. Costs are removed from inventory as ounces of doré are produced at the average cost per recoverable ounce of gold. Estimates of recoverable gold are calculated from the measured quantities of ore placed on the pad, the grade of ore placed on the leach pad (based on assay analysis), testing of leach solutions and a recovery percentage (based on testing of solution and ongoing monitoring of the rate of gold recovery).

Consumable supplies and spare parts to be used in production are valued at the lower of weighted average cost or net realizable value.

e.	Commencement of commercial production

The Company assesses the stage of each mine under construction to determine when a property reaches the stage when it is substantially complete and ready for its intended use. Criteria used to assess when a property has commenced commercial production including, among other considerations:

  The level of capital expenditures incurred relative to the expected costs to complete;

  The completion of a reasonable period of testing of the mine plant and equipment;

  The ability to produce saleable metals;

  The attainment of all relevant permits;

  The ability to sustain ongoing production; and

  Achievement of pre-determined production targets.

When management determines that a property has commenced commercial production, costs deferred during development are reclassified to property, plant and equipment and amortized. Management determined that the La Arena Gold Mine achieved commercial production levels in late December 2011 and from January 1, 2012 commercial production had commenced.

f.	Asset retirement obligation

The Company assesses its provision for reclamation and remediation on an annual basis or when new information or circumstances merit a re-assessment. Significant estimates and assumptions are made in determining the provision for reclamation and remediation, including estimates of the extent and costs of the activities, technological changes, regulatory changes, foreign exchange rates, inflation rates and discount rates. The provision for asset retirement obligations represents management’s best estimate of the present value of the future reclamation and remediation obligation. Actual expenditures may differ from the recorded amount.

Changes to the provision for reclamation and remediation are recorded with a corresponding change to the carrying value of the related asset. If the increase in the asset results in the asset exceeding the recoverable value, that portion of the increase in charged to expense.

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the seven months ended December 31, 2011 and the year ended May 31, 2011
(Expressed in United States dollars)

g.	Deferred taxes

The Company recognizes the deferred tax benefit of deferred tax assets to the extent their recovery is probable. Assessing the recoverability of deferred tax assets requires management to make significant estimates of future taxable profit. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions from deferred income assets.

h.	Derivative liability

An option pricing model that considers changes in the US dollar price of gold is used to estimate the fair value of the financial derivative embedded in the Company’s Gold Purchase Agreement described in Note 19 to the Financial Statements. The principal assumption used in the option pricing model is the volatility, over time, of the US dollar price of gold. Changes in this assumption may significantly affect the fair value estimate.

i.	Share-based payments

Share-based payments are determined using the Black-Scholes Option Pricing Model based on estimated fair values of all share-based awards at the date of grant. The Black-Scholes Option Pricing Model utilizes assumptions such as expected price volatility, the expected life of the option and the number of options that may be forfeited. Changes in these input assumptions may affect the fair value estimate.

j.	Impairment of long lived assets

Annually, or more frequently as circumstances require (such as a substantive decrease in metal prices, an increase in operating costs, a decrease in mineable resources or a change in foreign taxes or exchange rates), reviews are undertaken to evaluate the carrying value of the mining properties, mineral properties and plant and equipment considering, among other factors: the carrying value of each type of asset; the economic feasibility of continued operations; the use, value or condition of assets when not in operation; and changes in circumstances that affect decisions to reinstall or dispose of assets.

Impairment is considered to exist if the recoverable amount is less than the carrying amount of the assets.

Future cash flows used to assess recoverability are estimated based on expected future production, recoverability of resources, commodity prices, foreign exchange rates, operating costs, reclamation costs and capital costs. Management’s estimate of future cash flows is subject to risks and uncertainties, including the discount rate assumption. It is possible that changes in estimates may occur, that affect management’s estimate of the recoverability of the investments in long lived assets. To the extent that the carrying amount of assets exceeds the recoverable amount, the excess is charged to expense.

Fair value is determined with reference to estimates of future discounted cash flow or to recent transactions involving dispositions of similar properties. Management believes that the estimates applied in the impairment assessment are reasonable; however, such estimates are subject to significant uncertainties and judgments. Although management has made its best estimate of these factors based on current and expected conditions, it is possible that the underlying assumptions could change significantly and impairment charges may be required in future periods. Such charges could be material.

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the seven months ended December 31, 2011 and the year ended May 31, 2011
(Expressed in United States dollars)

4.	SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared using the following significant accounting policies:

a.	Foreign currencies

Functional and presentation currency

The consolidated financial statements are presented in US dollars, which is also the functional currency of the parent company and each subsidiary.

Change in reporting currency

Effective May 31, 2011, the Company changed its reporting currency (currency of presentation) from the Canadian dollar to the United States (“US”) dollar. Prior to May 31, 2011, the Company reported its accounts in the Canadian dollar. The reason for the change was to present financial statements in the currency of the Company’s principal business activities. In accordance with IAS 21, “Effect of Foreign Currency Rates” the financial statements for all periods presented were translated into the US dollar such that the Consolidated Statements of Profit or Loss and Cash Flows for each reporting period were translated into the reporting currency using the average exchange rates prevailing during each reporting period and assets and liabilities were translated using the exchange rate prevailing at consolidated balance sheet dates. Equity transactions were translated using the rates of exchange in effect at the dates of the transactions. The resulting translation adjustment is recorded in the translation reserve.

Foreign currency transactions and balances

Transactions in foreign currencies are translated to the respective functional currencies of the company using exchange rates prevailing at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated into the functional currency at the exchange rate at that date. An exchange gain or loss that arises on translation or settlement of a foreign currency-denominated monetary item is included in profit or loss.

Non-monetary items are not retranslated at year-end and are measured at historical cost (using the exchange rates at the transaction date), except for non-monetary items measured at fair value which are retranslated using the exchange rates at the date when fair value was determined.

Change in functional currency

The functional currency of La Arena is the US dollar. La Arena carries out the principal business of the Company, which led management to undertake a review of the functional currency of the Canadian parent company. It was determined that the currency exposure of the Canadian parent company is predominantly in US dollars. Effective June 1, 2011, the functional currency of the Canadian parent company was the US dollar.

Prior to the change in functional currency on June 1, 2011, foreign exchange gains and losses arising from monetary items in foreign operations were considered to form part of the net investment in a foreign operation and were recognized in other comprehensive income and are included in the translation reserve. On disposal of part or all of the operations, a proportionate share of the related cumulative gains and losses previously recognized in the translation reserve would be recognized in profit or loss.

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the seven months ended December 31, 2011 and the year ended May 31, 2011
(Expressed in United States dollars)

b.	Basis of measurement

These consolidated financial statements have been prepared on a historical cost basis except for derivative assets and liabilities, which are carried at fair value. Additionally these consolidated financial statements have been prepared using the accrual basis of accounting except for cash-flow information.

c.	Basis of consolidation

Subsidiaries are entities controlled by the Company. Control is the power to direct the financial and operating policies of an entity to obtain benefits from its activities. These consolidated financial statements include the accounts of the Company and its subsidiaries as follows:

Name	Location	Percentage ownership by the Company
		December 31, 2011	May 31, 2011	June 1, 2010
Rio Alto S.A.C.	Peru	100%	100%	100%
Mexican Silver Mines (Guernsey) Limited	Guernsey	100%	100%	100%
La Arena S.A. (“La Arena”)	Peru	100%	100%	Nil

All inter-company transactions and balances are eliminated on consolidation.

d.	Revenue recognition

Upon entering commercial production, revenue from the sale of metals is recognized when all of the following conditions have been satisfied:

  The significant risks and rewards of ownership have been transferred;

  Neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold has been retained;

  The amount of revenue can be measured reliably;

  It is probable that the economic benefits associated with the transaction will flow to the Company; and

  The costs incurred or to be incurred in respect of the transaction can be measured reliably.

Proceeds from the sale of metals produced prior to commercial production are credited to costs deferred during development.

e.	Loss per share

Basic loss per common share is calculated by dividing the loss for the period by the weighted average number of common shares outstanding during the reporting period. Diluted earnings (loss) per share is calculated by adjusting the weighted average number of shares for the dilutive effect of options and warrants. The computation of diluted loss per share assumes the conversion, exercise or contingent issuance of securities only when such conversion would have a dilutive effect on earnings. It is assumed that outstanding options, warrants and similar items are exercised or converted into shares and that the proceeds that would be realized upon such exercise or conversion are used to purchase common shares at the average market price per share during the relevant reporting period. Diluted loss per share is not presented separately from basic loss per share because the conversion of outstanding potentially dilutive instruments would be anti-dilutive.

f.	Cash and cash equivalents

Cash and cash equivalents include cash on hand and short-term money market instruments that are

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the seven months ended December 31, 2011 and the year ended May 31, 2011
(Expressed in United States dollars)

readily convertible to known amounts of cash within ninety days of purchase.

g.	Plant and equipment

Plant and equipment are recorded at cost less accumulated amortization and impairment losses. Plant and equipment are amortized over the estimated useful lives of the related assets. Assets under construction are amortized over their estimated useful lives when they are substantially complete and available for their intended use. Repairs and maintenance not considered to be major overhauls of plant and equipment are expensed as incurred. Costs incurred to enhance the service potential of plant and equipment are capitalized and amortized over the remaining useful life of the improved asset. When assets are retired or sold, the resulting gains or losses are reflected in earnings. At the end of each earnings period management assesses the carrying values of plant and equipment. If management determines that the carrying value of an asset cannot be recovered, the asset is written down to recoverable value with the amount of the write down charged to profit or loss.

Amortization is recorded on a straight-line basis at the following annual rates:

Heap leach pad and pond	20%
Mobile and field equipment	25%
Plant and equipment	20%
Other mine assets	10% - 20%
Other assets	10% - 25%
Leasehold improvements (included in other assets)	term of lease

Amortization incurred prior to commercial production is capitalized as part of mineral properties and evaluation costs.

Plant, plant equipment and other facilities are amortized on a UOP basis.

h.	Inventory

Doré, work-in-process and mined ore, including ore on leach pad and stockpile, are valued at the lower of average production cost and net realizable value. Net realizable value is calculated as the estimated selling price at the measurement date based on prevailing metal prices less future costs required to sell inventories.

Production costs are included in work-in-process inventory based on costs incurred to the point of refining, including applicable amortization and depletion of mining interests, and removed at the average production cost per recoverable ounce of gold. The cost of finished goods includes the average cost of work-in-process inventories and applicable refining costs.

Supplies are valued at the lower of landed average cost and net realizable value.

Any write-down of inventory is recognized as an expense in profit or loss in the period the write-down occurs.

i.	Mineral properties and development costs

Interests in mineral properties and areas of geological interest are recorded at cost. All direct costs relating to the acquisition and development of these interests are deferred on the basis of specific claims or areas of interest until the properties they relate to are placed into production, divested, surrendered, abandoned or deemed to be impaired. Deferred mineral property and evaluation costs include cash consideration paid, the assigned or fair value of any share or other non-cash consideration paid and the evaluation costs

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the seven months ended December 31, 2011 and the year ended May 31, 2011
(Expressed in United States dollars)

incurred. The recorded amount of deferred costs may not reflect recoverable value, which is dependent on development programs, the nature of the mineral deposit, commodity prices, development and operating costs and the Company’s ability to obtain adequate funding to bring projects into production. Once a property reaches commercial production deferred costs are amortized on a unit of production basis over the expected life of the property’s reserves. No depletion is charged against the property until commercial production commences. Cash flow from pre-production sales is credited against related deferred costs (see note 4.v.). Revenue from the sale of any mineral properties is credited against related deferred costs with any residual amounts recognized as a gain or loss. Deferred costs relating to property interests that are surrendered or abandoned are written off and recognized in the determination of profit or loss. Once a mineral property has been brought into commercial production, costs of any additional work on that property are expensed as incurred, except for development programs that extend the life or enhance the value of a property, which will be deferred and depleted over the useful life of the related assets. Mineral properties in commercial production include deferred stripping costs and asset retirement obligation costs related to the reclamation of the mineral property. A mineral property is derecognized upon disposal, or impaired when no future economic benefits are expected to arise from continued use of the asset. Any gain or loss on disposal of the asset, determined as the difference between the proceeds received and the carrying amount of the asset is recognized in profit or loss.

The validity of title to mineral property interests involves uncertainties such as the risk due to the difficulty of determining the ownership of claims as well as the potential for conflicts to arise due to ambiguous title conveyancing history characteristic of many mineral properties. The Company has investigated rights of ownership of all of the mineral licences in which it has an interest and, to the best of its knowledge, all agreements relating to such ownership rights are in good standing. However, such investigations do not provide a guarantee of title. Mineral licences may be subject to prior claims, agreements or transfers and rights of ownership may be affected by undetected defects. Mineral property interests are reviewed for impairment at each financial statement preparation date or whenever events or circumstances indicate that the carrying value of such interests may not be recoverable. Impairment charges are recognized in the determination of profit or loss. Prospecting and initial exploration costs, incurred prior to the time the Company has obtained the legal right to explore are expensed as incurred.

j.	Asset retirement obligations

Asset retirement obligations encompass legal, statutory, contractual or constructive obligations associated with the retirement of a long lived tangible asset that result from the acquisition, construction, development or normal operation of a long lived asset. The retirement of a long-lived asset is reflected by an other-than-temporary removal from service, including sale of the asset, abandonment or disposal in some other manner such as depletion of reserves.

The Company recognizes the fair value of an estimated liability for the future cost of restoring exploration, development and mine sites with a corresponding increase to the carrying value of the related mineral property interest. The Company amortizes the amount added to mineral property interests using the amortization method established for the related asset. Changes in asset retirement obligations due to the passage of time are measured by an interest method of allocation whereby the change is recognized as an increase in the associated liability and by an accretion expense in profit or loss. Changes resulting from revisions to the timing or amount of the original estimate of undiscounted asset retirement obligation cash flows are recognized as an increase or decrease in the carrying amount of the asset retirement obligation with a corresponding increase or decrease in the carrying value of the related asset.

k.	Stripping costs

Stripping costs incurred during the development of a mine are capitalized in mineral properties. Stripping costs incurred subsequent to commencement of commercial production are variable production costs that are included in the cost of inventory produced during the period in which they are incurred, unless the

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the seven months ended December 31, 2011 and the year ended May 31, 2011
(Expressed in United States dollars)

stripping activity can be shown to give rise to future benefits from the mineral property, in which case the stripping cost would be deferred. Future benefits arise when stripping activity increases the future output of the mine by providing access to an extension of an ore body or to a new ore body. Capitalized stripping costs are depleted based on the UOP method using proven and probable mineral reserves as the depletion base.

l.	Impairment of non-financial assets

For the purposes of assessing impairment, the recoverable amount of an asset, which is the higher of its fair value less costs to sell and its value in use, is estimated. If it is not possible to estimate the recoverable amount of an individual asset, the asset is included in the cash-generating unit to which it belongs and the recoverable amount of the cash generating unit is estimated. As a result, some assets are tested individually for impairment and some are tested at the cash-generating unit level. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets.

Cash-generating units to which goodwill has been allocated are tested for impairment at least annually. Intangible assets with an indefinite useful life and an intangible asset not yet available for use are also tested for impairment at least annually. All other individual assets or cash-generating units are tested for impairment annually or whenever events or changes in circumstances indicate that the asset may be impaired such as decreases in metal prices, an increase in operating costs or taxes, a decrease in mineable and recoverable reserves or a change in foreign exchange rates. The Company also considers net book value of the asset, the ongoing costs required to maintain and operate the asset, and the use, value and condition of the asset.

An impairment loss is recognized for the amount by which the asset's or cash-generating unit's carrying amount exceeds its recoverable amount. To determine the value-in-use, management estimates expected future cash flows from each asset or cash-generating unit and determines a suitable interest rate in order to calculate the present value of those cash flows. Future cash flows used in the determination of value in use are estimated based on expected future production, recoverability of reserves, commodity prices, operating costs, reclamation costs and capital costs. Estimates of future cash flows are subject to risks and uncertainties. It is possible that changes in estimates could occur that may affect the recoverable amounts of assets, including the Company’s investments in mineral properties.

Fair value is determined with reference to estimates of discounted future cash flows or to recent transactions involving dispositions of similar properties.

An impairment loss for a cash-generating unit is first allocated to reduce the carrying amount of any goodwill allocated to that cash-generating unit. Any remaining impairment loss is allocated on a pro rata basis to the other assets in the cash-generating unit. With the exception of goodwill, all assets are subsequently reassessed for indications that an impairment loss previously recognized may no longer exist or may have decreased. An impairment charge is reversed if the cash-generating unit’s recoverable amount exceeds its carrying amount. Where an impairment loss subsequently reverses, the carrying amount of the asset or cash generating unit is increased to the revised estimate of its recoverable amount, however only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash generating unit in prior reporting periods.

m.	Provisions

Liabilities are recognized when the Company has an obligation, either legal or constructive that has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation. Provided that a reliable estimate can be made of the amount of the obligation, a provision for a

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the seven months ended December 31, 2011 and the year ended May 31, 2011
(Expressed in United States dollars)

liability of uncertain timing or amount is recorded.

Provisions are measured at the present value of the outflow of resources expected to be required to settle the obligation using a pre-tax rate that reflects the current market assessments of the time value of money and the risk specific to the obligation. Any increase in a provision due to the passage of time is recognized as a financing expense.

n.	Income taxes

Tax expense recognized in profit or loss comprises the sum of deferred tax and current tax not recognized in other comprehensive income or directly in equity.

Current income tax liabilities or assets are obligations to, or claims from, fiscal authorities relating to the current or prior reporting periods that are unsettled at the reporting date.

Current tax is payable on taxable profit which differs from profit or loss in the financial statements. Calculation of current tax is based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period.

Deferred taxes are calculated by applying the liability method to temporary differences between the carrying amounts of assets and liabilities and their tax bases. Deferred tax is not provided on the initial recognition of goodwill or on the initial recognition of an asset or liability unless the related transaction is a business combination or affects tax or accounting profit. Deferred tax on temporary differences associated with shares in subsidiaries and joint ventures is not provided if reversal of these temporary differences can be controlled by the Company and it is probable that reversal will not occur in the foreseeable future.

Deferred tax assets and liabilities are calculated, without discounting, at tax rates that are expected to apply during the periods of realization, provided that such rates are enacted or substantively enacted by the end of the reporting period.

Deferred tax assets are recognized to the extent that it is probable that they will be able to be utilized to reduce future taxable income.

Deferred tax assets and liabilities are offset when the Company has a right and intention to offset current tax assets and liabilities from the same taxation authority.

Changes in deferred tax assets or liabilities are recognized as a component of tax income or expense in profit or loss, except where they relate to items that are recognized in other comprehensive income or directly in equity, in which case the related deferred tax is recognized in other comprehensive income or equity.

Royalties and revenue-based taxes are accounted for under IAS 12 when they have the characteristics of an income tax. This is considered to be the case when such taxes are imposed under government authority and the amount payable is based on taxable income- rather than being determined on the basis of production or as a percentage of revenue – after adjustment for temporary differences. For such arrangements, current and deferred tax is provided for on the same basis as described for other forms of taxation. Obligations arising from royalty arrangements that do not satisfy these criteria are recognized as current provisions and included in cost of sales.

o.	Share-based payments

The Company accounts for share-based payments using a fair value based method (Black-Scholes Option Pricing Model) with respect to all share-based payments made, to directors and employees. For directors

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the seven months ended December 31, 2011 and the year ended May 31, 2011
(Expressed in United States dollars)

and employees, the fair value of options is measured at the date of grant. Share-based payments to non-employees, whereby the Company receives goods or services as consideration for its equity instruments are, when determinable, recorded at the fair value of the goods or services received. If the fair value of the goods and services received are not determinable, then the fair value of the share based payment is used and is measured on the date services are received.

The fair value of options granted as share-based payments is accrued and charged to profit or loss with a corresponding credit to share option reserve. For directors and employees, the charge is recognized over the option vesting period based on the best available estimate of the number of share options expected to vest. Estimates are subsequently revised if there is any indication that the number of share options expected to vest differs from the previous estimate. No adjustment is made to any expense recognized in prior periods where options vested. For non-employees the charge is recognized over the related service period. When stock options are exercised, the amount credited to the share options reserve is transferred to share capital.

In the event stock options are forfeited prior to vesting, the amount related to such options that was recognized in prior periods is reversed. The fair value of any vested and expired stock options remains in the share option reserve.

p.	Derivative instruments

Derivative instruments, including certain derivative instruments embedded in other contracts and instruments designated for hedging activities are recognized as either assets or liabilities in the balance sheet and measured at fair value. The Company has not used derivative instruments to hedge exposures to cash flow, market or foreign currency risks. Any change in the fair value of a derivative or an embedded derivative not designated as a hedging instrument is recognized as a gain or loss in the profit or loss.

q.	Share issue costs

Share issue costs include commissions, arrangement fees, professional and regulatory fees incurred in connection with the issue of shares. Share issue costs are charged to share capital.

r.	Related party transactions

Related party transactions are measured at the exchange amount negotiated between the parties.

s.	Non-derivative financial instruments

The Company classifies financial assets as fair value through profit or loss, available-for-sale financial assets, held-to-maturity investments or as loans and receivable. The Company classifies financial liabilities as either at fair value through profit or loss or at amortized cost using the effective interest method.

Financial assets and financial liabilities are recognized initially at fair value.

Financial assets and financial liabilities classified as fair value through profit or loss are re-measured at fair value at the end of each reporting period, with gains or losses recognized in other comprehensive income until the asset is derecognized or becomes impaired.

Financial assets classified as available for sale are re-measured at fair value at the end of each reporting period with gains or losses recognized in other comprehensive income until assets are derecognized or become impaired.

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the seven months ended December 31, 2011 and the year ended May 31, 2011
(Expressed in United States dollars)

Loans and receivables, held-to-maturity investments and financial liabilities that are not classified as fair value through profit or loss are subsequently measured at amortized cost using the effective interest method.

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, subscriptions receivable, promissory note receivable, accounts payable and accrued liabilities, due to related parties, long-term debt and the derivative liability.

Cash and cash equivalents, accounts receivable, subscriptions receivable and promissory note receivable are classified as loans and receivables and measured at amortized cost. Accounts payable and accrued liabilities, long-term debt and due to related parties are classified as financial liabilities not at fair value through profit or loss. Derivative liability is classified as fair value through profit or loss.

Transaction costs, other than those related to financial instruments classified as financial assets and liabilities at fair value through profit or loss, are added to the fair value of the financial asset and financial liability on initial recognition and amortized using the effective interest method.

t.	Valuation of Equity

Shares and warrants issued as units are measured using the residual value method whereby value is first allocated to the warrant component based on its fair value with the residual value being attributed to the share component. The fair value of warrants is determined using the Black-Scholes Option Pricing Model.

The fair value attributed to warrants is recorded in the warrant reserve. If a warrant is converted, the value attributed to the warrant is transferred to share capital, if a warrant expires, the value remains in the reserve.

u.	Comprehensive income

Comprehensive income is the change in equity resulting from transactions and other events arising from sources other than the Company’s shareholders and includes items that would not normally be included in profit or loss, such as unrealized gains and losses on available-for-sale investments. Comprehensive income accounting recommendations require certain gains or losses that would otherwise be recorded as part of profit or loss to be presented in other comprehensive income until it is considered appropriate to recognize such gains or losses in profit or loss.

v.	Commercial production

Commercial production is the level of activities intended for a mine, or a mine and processing complex, to be capable of operating in the manner intended by management. Management considers a number of factors when determining the level of activity that represents commercial production for a particular project, including: a pre-determined percentage of design capacity for the mine and processing facilities; achievement of continuous production or other output measures; or factors such as recoveries, grades, or inventory build-ups. In a phased mining approach, management may consider achievement of specific milestones at each phase of completion.

Management assesses the operation’s ability to sustain production over a period of approximately three to six months, depending on the complexity related to the stability of continuous operation. Commercial production is considered to have commenced, and amortization expense is recognized, at the beginning of the month after commercial production criteria have been met.

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the seven months ended December 31, 2011 and the year ended May 31, 2011
(Expressed in United States dollars)

w.	Capitalized borrowing costs

The Company capitalizes borrowing costs that are directly attributable to the acquisition, construction or production of qualifying assets, which are assets that take a substantial period of time to get ready for their intended use or sale. Capitalization of borrowing costs ceases once the qualifying assets commence commercial production or are otherwise ready for their intended use or sale. Where funds are borrowed specifically to finance a project, the amount capitalized represents the actual borrowing costs incurred. Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of interest rates applicable to relevant general borrowings of the Company during the period, to a maximum of actual borrowing costs incurred. Investment income earned by temporarily investing specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization. Capitalization of interest is suspended during extended periods in which active development is interrupted. All other borrowing costs are recognized in the income statement in the period in which they are incurred.

x.	Leased assets

When the Company is a lessee in an arrangement where it assumes substantially all of the risks and potential rewards of ownership of an asset, the related asset is recognized at the inception of the lease at the fair value of the leased asset or, if lower, the present value of the lease payments and any incidental payments. A corresponding amount is recognized as a finance lease liability.

All other leases are operating leases and payments are recognized as an expense on a straight line basis over the lease term. Associated costs, such as maintenance and insurance, are expensed as incurred.

5.	CHANGES IN ACCOUNTING STANDARDS

Accounting standards effective January 1, 2012

Financial instruments disclosure

In October 2010, the IASB issued amendments to IFRS 7 - Financial Instruments: Disclosures that expand the disclosure requirements in relation to transferred financial assets. The amendments are effective for annual periods beginning on or after July 1, 2011, with earlier application permitted. The Company does not anticipate these amendments to have a significant impact on its consolidated financial statements.

Income taxes

In December 2010, the IASB issued an amendment to IAS 12 - Income Taxes that provides a practical solution to determining the recovery of investment properties as it relates to the accounting for deferred income taxes. This amendment is effective for annual periods beginning on or after January 1, 2012, with earlier application permitted. The Company does not anticipate this amendment to have a significant impact on its consolidated financial statements.

Accounting standards effective January 1, 2013

Consolidation

In May 2011, the IASB issued IFRS 10 - Consolidated Financial Statements (“IFRS 10”), which supersedes SIC 12 and the requirements relating to consolidated financial statements in IAS 27 -

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the seven months ended December 31, 2011 and the year ended May 31, 2011
(Expressed in United States dollars)

Consolidated and Separate Financial Statements. IFRS 10 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted under certain circumstances. IFRS 10 establishes control as the basis for an investor to consolidate its investees; and defines control as an investor’s power over an investee with exposure, or rights, to variable returns from the investee and the ability to affect the investor’s returns through its power over the investee.

In addition, the IASB issued IFRS 12 - Disclosure of Interests in Other Entities (“IFRS 12”), which combines and enhances the disclosure requirements for the Company’s subsidiaries, joint arrangements, associates and unconsolidated structured entities. The requirements of IFRS 12 include reporting of the nature of risks associated with the Company’s interests in other entities and the effects of those interests on the Company’s consolidated financial statements.

Concurrently with the issuance of IFRS 10, IAS 27 and IAS 28 - Investments in Associates (“IAS 28”) were revised and reissued as IAS 27 - Separate Financial Statements and IAS 28 - Investments in Associates and Joint Ventures to align with the new consolidation guidance.

The Company is evaluating the effect that the above standards may have on its consolidated financial statements.

Joint arrangements

In May 2011, the IASB issued IFRS 11 - Joint Arrangements (“IFRS 11”), which supersedes IAS 31 - Interests in Joint Ventures and SIC-13 - Jointly Controlled Entities - Non-Monetary Contributions by Venturers. IFRS 11 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted under certain circumstances. Under IFRS 11, joint arrangements are classified as joint operations or joint ventures based on the rights and obligations of the parties to the joint arrangements. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (“joint operators”) have rights to the assets and obligations for the liabilities relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (“joint venturers”) have rights to the net assets of the arrangement. IFRS 11 requires that a joint operator recognize its portion of assets, liabilities, revenues and expenses of a joint arrangement, while a joint venturer recognizes its investment in a joint arrangement using the equity method. The Company does not anticipate this amendment to have a significant impact on its consolidated financial statements.

Fair value measurement

In May 2011, as a result of the convergence project undertaken by the IASB and the US Financial Accounting Standards Board, to develop common requirements for measuring fair value and for disclosing information about fair value measurements, the IASB issued IFRS 13 - Fair Value Measurement (“IFRS 13”). IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. IFRS 13 defines fair value and sets out a single framework for measuring fair value, which is applicable to all IFRSs that require or permit fair value measurements or disclosures about fair value measurements. IFRS 13 requires that when using a valuation technique to measure fair value, the use of relevant observable inputs should be maximized while unobservable inputs should be minimized.

The Company does not anticipate the application of IFRS 13 to have a material impact on its consolidated financial statements.

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the seven months ended December 31, 2011 and the year ended May 31, 2011
(Expressed in United States dollars)

Financial statement presentation

In June 2011, the IASB issued amendments to IAS 1 - Presentation of Financial Statements (“IAS 1”) that require an entity to group items presented in the Statement of Comprehensive Income into two groups on the basis of whether they may be reclassified to earnings subsequent to initial recognition or not reclassified to earnings subsequent to initial recognition. For those items presented before taxes, the amendments to IAS 1 also require that the taxes related to the two separate groups be presented separately. The amendments are effective for annual periods beginning on or after July 1, 2012, with earlier adoption permitted.

The Company does not anticipate the application of the amendments to IAS 1 to have a material impact on its consolidated financial statements.

Employee Benefits

In June 2011, the IASB issued amendments to IAS 19 - Employee Benefits (“IAS 19”) that introduced changes to the accounting for defined benefit plans and other employee benefits. The amendments include elimination of the option to defer, or recognize in full in earnings, actuarial gains and losses and instead mandates the immediate recognition of all actuarial gains and losses in other comprehensive income and requires use of the same discount rate for both the defined benefit obligation and expected asset return when calculating interest cost. Other changes include modification of the accounting for termination benefits and classification of other employee benefits.

The Company does not anticipate the application of the amended IAS 19 to have a material impact on its consolidated financial statements.

Stripping Costs in the Production Phase of a Surface Mine

This new interpretation, issued by the International Accounting Standards Board in October 2011, clarifies when production stripping should lead to the recognition of an asset and how that asset should be measured, both initially and in subsequent periods. IFRIC 20 - Stripping Costs in the Production Phase of a Surface Mine (“IFRIC 20”) applies to the costs incurred to remove mine waste materials to gain access to mineral ore deposits during the production phase of a surface mine.

The main features of IFRIC 20 are as follows:

• If the benefit from the stripping activity is realized in the form of inventory produced, the entity accounts for the costs in accordance with IAS 2 Inventories. If the benefit is improved access to the ore, the entity recognizes the costs as an addition to an existing asset.
• The stripping activity asset is measured in the same way as the existing asset of which it is a part (at cost or revalued amount less depreciation or amortization and less impairment losses).
• Depreciation or amortization is calculated over the expected useful life of the identified component of the ore body that becomes more accessible as a result of the stripping activity.

The interpretation is effective for annual periods beginning on or after January 1, 2013. The Company adopted the provisions of this interpretation in 2012. The application of IFRIC 20 does not have a material impact on the Company’s consolidated financial statements.

Accounting standards effective January 1, 2015

Financial instruments

The IASB intends to replace IAS 39 - Financial Instruments: Recognition and Measurement (“IAS 39”) in its

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the seven months ended December 31, 2011 and the year ended May 31, 2011
(Expressed in United States dollars)

entirety with IFRS 9 - Financial Instruments (“IFRS 9”) in three main phases. IFRS 9 will be the new standard for the financial reporting of financial instruments that is principles-based and less complex than IAS 39. In November 2009 and October 2010, phase 1 of IFRS 9 was issued and amended, respectively, which addressed the classification and measurement of financial assets and financial liabilities. IFRS 9 requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based on the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. Financial liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified as at fair value through profit and loss, financial guarantees and certain other exceptions. In response to delays to the completion of the remaining phases of the project, on December 16, 2011, the IASB issued amendments to IFRS 9 which deferred the mandatory effective date of IFRS 9 from January 1, 2013 to annual periods beginning on or after January 1, 2015. The amendments also provided relief from the requirement to restate comparative financial statements for the effects of applying IFRS 9.

The Company will monitor the evolution of this standard to evaluate the impact it may have on its consolidated financial statements.

6.	LA ARENA ACQUISITION

The Company had an agreement with IAMGOLD-Quebec Management Inc. (“IMG”) that provided for the Company to earn-in and purchase 100 per cent of all of the issued and outstanding shares of La Arena, a wholly-owned subsidiary of IMG. La Arena owns 100 per cent of the La Arena mineral project in Peru. The exercise price of the option to acquire 100 per cent of La Arena was $47,550,000, subject to adjustments, (the “Exercise Price”) which was to be paid in cash by June 15, 2011.

In addition to the Exercise price, the Company had the right to convert up to $30,000,000 of expenditures incurred on the La Arena Project by June 15, 2011 to earn up to a 38.7 per cent of the shares of La Arena.

On February 9, 2011, the Company acquired 100 per cent of the shares of La Arena upon payment of $48,846,789 representing the Exercise Price and an amount of $1,296,789 to reimburse IMG for the cost of additional land purchases within the La Arena mineral project area and for metallurgical test work. This was accounted for as an asset acquisition. At February 9, 2011 the Company had earned 31.3% of the shares of La Arena.

The following table sets forth the allocation of the purchase price to assets and liabilities acquired, based on estimates of fair value.

Purchase Price
Equity investment in La Arena prior to acquisition	$54,092,691
Payment to acquire common shares of La Arena not already owned	48,846,789
$102,939,480
Purchase price allocation:
Cash	$5,533,627
Prepaid expenses and deposits	7,262,532
Value added tax receivable	9,767,514
Property, plant and equipment	27,463,703
Mineral property	60,624,560
Current liabilities	(7,712,456)
$102,939,480

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the seven months ended December 31, 2011 and the year ended May 31, 2011
(Expressed in United States dollars)

7.	ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:

	December 31,
	2011	May 31, 2011	June 1, 2010

Value-added tax receivable	$48,681	$382,302	$17,206
Income tax receivable	971,844	102,371	-
Capital taxes receivable (ITAN)	516,529	-	-
Other receivables	593,433	52,352	67,243

	$2,130,487	$537,025	$84,449

8.	PROMISSORY NOTE RECEIVABLE

On May 31, 2010, the Company sold its former Mexican subsidiary which, at the time, was the holder of a 100 per cent interest in the mineral interests of Providencia, Ral, Anillo de Fuego and Voladora. The purchaser, a former director and officer of the Company, agreed to pay the Company $116,532 for the Company’s issued and outstanding shares of the subsidiary and a 1 per cent net smelter return royalty up to a maximum of C$1 million dollars. The purchaser issued a promissory note to the Company for the sale price of $116,532 that would bear interest at 15 per cent per annum on the outstanding principal after the maturity date of May 31, 2011. The promissory note was paid on May 31, 2011.

9.	INVENTORY

Inventory consists of the following:

	December 31, 2011	May 31, 2011	June 1, 2010

Doré	$771,858	$371,871	$-
Work in progress	917,349	1,236,351	-
Ore on leach pad	2,257,839	2,004,537	-
Stockpile	8,700,641	-	-
Supplies inventory	2,258,881	297,720	-

	$14,906,568	$3,910,479	$-

10.	PREPAID EXPENSES

Prepaid expenses consist of the following:

	December 31, 2011	May 31, 2011	June 1, 2010
Prepayment for construction and development services at La Arena	$924,642	$2,349,303	$-
Other	174,571	204,721	157,585

	$1,099,213	$2,554,024	$157,585

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the seven months ended December 31, 2011 and the year ended May 31, 2011
(Expressed in United States dollars)

11.	IGV RECEIVABLE

Under Peruvian law a tax, the Impuesto General a las Ventas (“IGV”), is imposed at a rate of 18 per cent of the value of any goods or services purchased. IGV is generally refundable within the year in which it is paid. Refund applications may only be made by companies that are trading within Peru and collecting IGV from customers, by exporters or by companies that have an agreement with the tax authority for the early collection of IGV. The Company entered commercial production in 2012 and will be eligible for refunds of IGV.

12.	PLANT AND EQUIPMENT

Plant and equipment consists of:

			Mobile and
	Construction in	Heap leach pad	field	Plant and	Other mine
	Process	and pond	equipment	equipment	assets	Other assets	Total
Costs
June 1, 2010	$127,649	$-	$-	$-	$-	$162,986	$290,635
Additions	46,733,069	-			-	461,251	47,194,320
May 31, 2011	46,860,718	-	-	-	-	624,237	47,484,955
Additions and reclassifications	(26,577,448)	29,898,824	2,689,698	7,987,534	6,523,701	(12,218)	20,510,091
December 31, 2011	$20,283,270	$29,898,824	$2,689,698	$7,987,534	$6,523,701	$612,019	$67,995,046
Accumulated amortization
June 1, 2010	$12,793	$-	$-	$-	$-	$17,853	$30,646
Amortization	90,539	-	-	-	-	78,146	168,685
May 31, 2011	103,332	-	-	-	-	95,999	199,331
Reclassification	(103,332)	-	103,332	-	-	-	-
Amortization	-	4,288,323	55,610	1,197,503	154,847	17,149	5,713,432
December 31, 2011	$-	$4,288,323	$158,942	$1,197,503	$154,847	$113,148	$5,912,763

Net book value
June 1, 2010	$114,856	$-	$-	$-	$-	$145,133	$259,989
May 31, 2011	$46,757,386	$-	$-	$-	$-	$528,238	$47,285,624
December 31, 2011	$20,283,270	$25,610,501	$2,530,756	$6,790,031	$6,368,854	$498,871	$62,082,283

Other mine assets consist of camp office and accommodation, as well as land and lease permits. Other assets consist of office equipment and leasehold improvements.

13.	MINERAL PROPERTIES AND DEVELOPMENT COSTS

On February 9, 2011 the Company completed the purchase of La Arena. The La Arena Project is wholly-owned by La Arena and consists of 44 mining concessions totaling approximately 20,673 hectares located about 480km north-northwest of Lima, Peru.

The La Arena Project has two separate deposits, a gold oxide deposit and copper/gold sulphide deposit. The Company is developing the gold oxide project and commenced pre-production in May 2011. A feasibility study on the economic viability of developing the copper sulphide is underway.

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the seven months ended December 31, 2011 and the year ended May 31, 2011
(Expressed in United States dollars)

Mineral property expenditures relate to La Arena Project, are summarized as follows:

	Seven months ended December 31, 2011				Year ended May 31, 2011
		Copper
	Gold Oxide	Sulphide	Total	Gold Oxide	Copper Sulphide	Total

Opening, June 1	$34,519,489	$43,611,750	$78,131,239	$-	$-	$-
Acquisition during the period (Note 6)	-	-	-	18,031,960	42,592,600	60,624,560
Concessions and property payments	-	-	-	275,325	-	275,325
Mineral property development costs	29,492,877	4,283,148	33,776,025	980,738	-	980,738
Capitalized depreciation	4,657,734	-	4,657,734	-	-	-
Pre-production revenue	(71,620,823)	-	(71,620,823)	-	-	-
Preproduction cost	19,898,935	-	19,898,935		-	-
Asset retirement obligation (Note 18)	-	-	-	14,800,000	-	14,800,000
Foreign currency translation	-	-	-	431,466	1,019,150	1,450,616
Closing	$16,948,212	$47,894,898	$64,843,110	$34,519,489	$43,611,750	$78,131,239
Accumulated amortization
Opening, June 1	$-	$-	$-	$-	$-	$-
Amortization for the period	(1,047,293)	-	(1,047,293)	-	-	-
Closing	(1,047,293)	-	(1,047,293)	-	-	-
Net book value	$15,900,919	$47,894,898	$63,795,817	$34,519,489	$43,611,750	$78,131,239

14.	INVESTMENT IN LA ARENA

On February 9, 2011 the Company acquired the 68.7 per cent of the shares of La Arena that it did not previously own (Note 6). Prior to February 9, 2011, the Company accounted for its investment in La Arena using the equity method. The Company’s investment in La Arena consisted of:

	February 9, 2011	June 1, 2010
Opening balance	$16,854,480	$-
Acquisition of RAML by MSM (Note 6)	-	5,828,248
Funds invested:
Office and camp costs	245,316	598,380
Engineering and construction	2,934,722	3,720,397
Pre-construction	21,548,126	470,518
Payroll	2,757,044	292,861
Value added taxes	514,951	390,251
Concessions and property payments	1,600,679	1,014,433
Development advance	1,153,852	4,097,597
Foreign currency translation	1,001,705	441,795
Reversal of future income tax	5,481,816	-
Reallocated to purchase price	(54,092,691)	-
	$-	$16,854,480

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the seven months ended December 31, 2011 and the year ended May 31, 2011
(Expressed in United States dollars)

15.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consists of the following:

	December 31, 2011	May 31, 2011	June 1, 2010
Trade payables	$23,697,405	$7,109,299	$-
Payroll and related benefits	3,095,319	536,209	27,632
Other payables	688,627	618,998	475,157
	$27,481,351	$8,264,506	$502,789

Substantially all of the trade payables relate to development and construction activities at La Arena Project. The financial liabilities are non-interest bearing and are normally settled within 30 days.

16.	INCOME TAXES

The current and deferred tax expense reflected in the consolidated statements of loss and comprehensive loss is as follows:

	Seven months ended December 31, 2011	Year ended May 31, 2011
Current income tax expense - Peru	$(1,968,325)	$(200,865)
Deferred tax recovery	1,950,040	-
	$(18,285)	$(200,865)

	Seven months
	ended December	Year ended May,
	31, 2011	31, 2011
Loss before income taxes	$(529,471)	$8,505,134

Income tax (recovery) provision using statutory tax rates	(140,310)	(2,253,860)
Current tax expense:
Difference in foreign tax rates	4,377	(26,929)
Non-deductible items	707,236	859,883
Deferred tax expense:
Change in tax rates	365,973	(474,704)
Change in unrecognized deductible temporary items	(918,991)	2,096,475
Income tax expense (recovery)	$18,285	$200,865

Income taxes differ from the amount that would be determined by applying the combined federal and provincial statutory income tax rate of 26.5% in the seven month period ended December 31, 2011 to loss before income taxes. The differences are the result of:

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the seven months ended December 31, 2011 and the year ended May 31, 2011
(Expressed in United States dollars)

Significant components of the Company’s taxes payable are:

	As at December 31, 2011	As at May 31, 2011	As at June 1, 2010

Income taxes payable - Peru	$(1,962,143)	$-	$-
Net asset (liability)	$(1,962,143)	$-	$-

The significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31, 2011	May 31, 2011	June 1, 2010
Deferred tax assets not recognized:
Non-capital losses carried forward	$4,038,108	$8,060,056	$1,445,270
Mineral properties	504,596	-	395,453
Share issue costs	1,482,966	-	-
Other	-	-	13,800
	$6,025,670	$9,915,542	$2,173,239

The Company recognized a deferred tax asset comprised of the following items:

	As at December 31, 2011	As at May 31, 2011	As at June 1, 2010
Inventory	$1,007,141	$-	$-
Mineral properties and development costs	3,535,078	-	-
Plant and equipment	(2,592,179)	-	144,150
Net asset	$1,950,040	$-	$144,150

The Company has unrecognized non-capital losses that may be carried forward amounting to $13.4 million that expire between 2012 and 2031.

The Company is subject to various taxes and a royalty on mining activities and has obtained legal and other independent advice in the determination of its tax liability. There can be no guarantee that the tax authority will concur with such determination and may assess the Company for additional taxes.

17.	LONG TERM DEBT

In addition to the Gold Prepayment Agreement and Gold Purchase Agreement with Red Kite Explorer Trust (“RKE”) discussed in note 19, RKE has granted the Company a credit facility for $3 million, that was drawn in September, 2011. The credit facility bears interest at 3-month LIBOR plus 6 per cent compounded annually and matures in October 2014. As security, the Company has granted RKE a charge over the shares of La Arena S.A. and substantially all of the Company’s assets.

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the seven months ended December 31, 2011 and the year ended May 31, 2011
(Expressed in United States dollars)

18.	ASSET RETIREMENT OBLIGATION

Asset retirement obligation comprises:

	December 31, 2011	May 31, 2011	June 1, 2010
Opening balance	$14,800,000	$-	$-
Estimated liabilities incurred	-	14,800,000	-
Accretion expense	847,416	-	-
Foreign exchange	37,896	-	-
	$15,685,312	$14,800,000	$-

In July 2011, the Company submitted to the Peruvian government a reclamation and closure plan for the La Arena gold mine. The estimated undiscounted closure obligation is $34.7 million. The reclamation and closure plan was approved in February 2012 and as a result the Company is required to post a bond of $3,186,480 in January 2013. The reclamation and closure activities include land and water rehabilitation, demolition of buildings and mine facilities, on-going care and maintenance and other costs. The majority of the work will be done in 2017 – 2019, with care and maintenance expected to continue until 2024.

19.	DEFERRED REVENUE AND DERIVATIVE LIABILITY

On October 15, 2010 the Company entered into a $25 million Gold Prepayment Agreement with RKE. Concurrently the Company also entered into a Gold Purchase Agreement with RKE. On October 20, 2011, the Company expanded the prepayment facility to $50 million with an amendment of each of the Gold Prepayment Agreement (‘the Agreement”) and Gold Purchase Agreement. Each drawdown of the prepayment facility is allocated between deferred revenue and a derivative liability. An option pricing model that considers gold price volatility is used to estimate the fair value of the financial derivative embedded in the Company’s Gold Purchase Agreement. The deferred revenue portion is the drawdown less the amount allocated to the derivative liability. At December 31, 2011 the entire $50 million prepayment facility had been drawn.

a.	Gold Prepayment Agreement – Deferred revenue

The deferred revenue is comprised of:

	Seven months ended	Year ended May
	December 31, 2011	31, 2011
Opening	$10,416,245	$-
Amounts drawn	25,500,000	10,423,042
Deliveries to recognize the deferred revenue	(6,406,715)	-
Foreign exchange translation	-	(6,797)
Closing	$29,509,530	$10,416,245
Less current portion	(4,250,823)	(1,790,292)
Long-term portion	$25,258,707	$8,625,953

Since the Company drew $50 million under the Agreement it was required to deliver a notional amount of 61,312 ounces of gold. The actual monthly delivery of gold ounces may vary by 5 per cent from the amounts stated above for every $100 dollar change in the gold price from a base price of $1,150 per ounce, subject to limits at $1,450 or $950 per ounce such that at a price of $1,450 or more the monthly delivery would be 85 per cent of the stated amount and 115 per cent of the stated amount if the price was $950 or less. The ounces to be delivered based on $50 million drawdown are as follows:

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the seven months ended December 31, 2011 and the year ended May 31, 2011
(Expressed in United States dollars)

	Ounces to be delivered
	Based on $50	Remaining commitment at
Average gold price per ounce	million drawdown	December 31, 2011
$950 or lower	70,509	56,705
$950 to $1,050	67,443	54,240
$1,050 to $1,150	64,378	51,774
$1,150 to $1,250	61,312	49,309
$1,250 to $1,350	58,246	46,844
$1,350 to $1,450	55,181	44,378
$1,450 or higher	52,115	41,913

As at December 31, 2011, the gold price is $1,575 per ounce and the remaining committed ounces at that price would be 41,913 ounces.

The Company may prepay gold ounces remaining to be delivered under the Agreement, in whole or in part, at any time without penalty in either ounces of gold or the equivalent in cash at the then prevailing gold price. In the seven months ended December 31, 2011, the Company delivered 10,203 ounces of gold, settling 12,003 ounces of the notional obligation.

The table summarizes the delivery requirements in notional ounces of gold:

					Obligation settled
					in the seven
		Based on		Drawdown	months ended	As at
	Ounces	$50 million	As at May	of the	December 31,	December
	per month	draw down	31, 2011	facility	2011	31, 2011
July 2011 to March 2012	575	5,175	5,175	-	(5,175)	-
April 2012 to October 2012	1,366	9,560	4,025	5,535	(6,828)	2,732
November 2012 to October 2014	1,941	46,577	26,864	19,713	-	46,577

Total ounces to be delivered		61,312	36,064	25,248	(12,003)	49,309

b.	Gold Purchase Agreement – Derivative liability

The derivative liability is comprised of:

	Seven months
	ended December	Year ended May
	31, 2011	31, 2011
Opening balance	$12,428,082	$-
Initial valuation of derivative liability	-	14,076,958
Change in fair market value of derivative liability	(7,868,984)	(1,648,876)
Closing	$4,559,098	$12,428,082
Less current portion	(934,144)	(2,136,078)
Long-term portion	$3,624,954	$10,292,004

On October 15, 2010 the Company entered into a Gold Purchase Agreement with RKE whereby RKE agrees to buy up to 622,210 ounces of gold less any amounts purchased under the Gold Prepayment Agreement based on the lower of prices quoted on either the London Gold Market AM Fixing Price as published by the London Bullion Market Association or the Comex (1st Position) Settlement Price over

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the seven months ended December 31, 2011 and the year ended May 31, 2011
(Expressed in United States dollars)

defined periods of time. In October 2011, this agreement was amended whereby the number of ounces that RKE agrees to buy now includes all of the ounces within the two existing gold oxide pits, which is estimated to be 634,600 ounces, less any amounts purchased under the Gold Prepayment Agreement. The Gold Purchase Agreement is accounted for as a written call option as RKE has the right, but not the obligation to purchase the gold. An option pricing model that considers gold price volatility is used to estimate the fair value of the financial derivative relating to the written option. Subsequent changes in this fair value are reflected in profit or loss. At December 31, 2011, based on current reserves the Company remains obligated to sell 544,017 ounces of gold to RKE.

Included in statement of operations for the seven months ended December 31, 2011 and the year ended May 31, 2011 are expenses of $1,442,391 and $1,022,282, respectively, relating to the negotiation and documentation of the Gold Prepayment Agreement and the Gold Purchase Agreement.

20.	CAPITAL MANAGEMENT

The Company has no externally imposed capital requirements. The objectives of the Company’s capital risk management program are to safeguard the Company’s ability to continue as a going concern, to provide returns to shareholders, protect shareholder value, provide benefits for other stakeholders, and ensure the growth of the business. The Company considers the items in equity as capital and manages its capital structure by issuing treasury shares, engaging in commodity-backed transactions, potential sales of assets, the incurrence of debt or the return of capital to shareholders in light of economic conditions and the characteristics of the Company’s assets.

The Company’s capital structure reflects the Company’s focus on growth in a capital intensive industry with lengthy development times as well as the risks associated with exploration and development activities due to factors that are beyond the Company’s control including, without limitation, the receipt of necessary permits, the availability of financial and human resources and the volatility of commodity prices. The adequacy of the Company’s capital structure is assessed on an on-going basis and is adjusted as necessary and as financial markets permit in order to fund exploration and development programs. Exploration and development activities may be delayed or accelerated as circumstances or events change.

21.	EQUITY

a.	Share capital

Authorized share capital consists of an unlimited number of common shares of which 169,746,352 were issued and outstanding at December 31, 2011 (May 31, 2011 – 168,557,582, June 1, 2010 –108,035,575). The Company also has authorized an unlimited number of preferred shares of which none have been issued.

There were no common shares issued in the seven months ended December 31, 2011 except for shares issued upon the exercise of options and warrants as described in note (b) and (c) below. During the seven months ended December 31, 2011 there were 1,188,770 common shares issued upon the exercise of options and warrants.

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the seven months ended December 31, 2011 and the year ended May 31, 2011
(Expressed in United States dollars)

During the year ended May 31, 2011 the Company issued common shares as follows:

				Cash	Non-cash
	Shares	Price per		transaction	transaction costs
Issue Date	issued	share	Proceeds	costs	(i)
June 2, 2010	10,200,000	C$0.76	$7,451,222	$(521,587)	$-
November 30, 2010	7,626,575	C$1.68	12,480,798	(968,941)	-
December 1, 2010	3,906,382	C$1.68	6,562,066	(459,344)	-
December 2, 2010	533,300	C$1.68	895,854	(31,355)	-
January 20, 2011	28,060,000	C$2.05	57,517,249	(3,721,678)	(2,087,483)
For the year ended May 31, 2011	50,326,257		$84,907,189	$(5,702,905)	$(2,087,483)

i.

Non-cash transaction costs consisted of 1,683,600 broker warrants entitling the underwriters to purchase an equal number of common shares at C$2.05 per common share expiring January 20, 2013. The fair value of the broker warrants was recorded as share issue costs.

b.	Share-based payments

The Company has a shareholder approved stock option plan under which it is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire from treasury up to that number of shares equal to 10 per cent of the issued and outstanding common shares of the Company.

Under the plan, the exercise price of each option is determined by the directors, subject to regulatory approval, if required, and equals or exceeds the market price of the Company's stock on the date of grant. The options can be granted for a maximum term of 10 years and vest as determined by the board of directors. The Black-Scholes Option Pricing Model is used to estimate the fair value of options granted. Vesting periods range from immediate vesting to vesting over a 3-year period.

Stock option transactions are summarized as follows:

	Number of Options	Weighted Average
		Exercise Price (C$)
Outstanding, May 31, 2010	5,545,000	0.32
Granted	3,665,000	1.75
Exercised	(1,727,500)	0.34
Cancelled	(100,000)	0.30
Outstanding, May 31, 2011	7,382,500	1.02
Granted	4,240,000	3.07
Exercised	(1,062,500)	0.42
Cancelled	(50,000)	0.80
Outstanding, December 31, 2011	10,510,000	1.91
Options exercisable – December 31, 2011	7,392,500	1.42

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the seven months ended December 31, 2011 and the year ended May 31, 2011
(Expressed in United States dollars)

Stock options outstanding at December 31, 2011 are as follows:

	Weighted			Remaining
	Average Exercise			Contractual Life
Number of Options	Price (C$)	Grant Date	Date of Expiry	(months)
50,000	$0.30	April 22, 2008	May 7, 2012	4
265,000	$0.25	May 7, 2007	May 7, 2012	4
100,000	$0.25	May 11, 2007	May 11, 2012	4
50,000	$1.25	July 4, 2007	July 4, 2012	6
200,000	$0.30	July 28, 2008	May 7, 2012	7
2,125,000	$0.30	July 24, 2009	July 24, 2014	31
180,000	$0.70	March 15, 2010	March 15, 2015	39
935,000	$1.50	September 20, 2010	September 20, 2015	45
1,050,000	$1.80	September 20, 2010	September 20, 2015	45
500,000	$1.90	November 5, 2010	November 5, 2015	47
250,000	$2.00	December 6, 2010	December 6, 2015	48
385,000	$2.39	March 11, 2011	March 11, 2016	51
180,000	$2.15	May 11, 2011	May 11, 2016	53
250,000	$2.29	August 1, 2011	August 1, 2016	56
2,940,000	$3.08	November 18, 2011	November 16, 2016	59
1,050,000	$3.22	November 18, 2011	November 16, 2016	59
10,510,000	$1.91			46

Stock options outstanding as at May 31, 2011 are as follows:

	Weighted
	Average			Remaining
	Exercise Price			Contractual Life
Number of Options	(C$)	Grant Date	Date of Expiry	(months)
200,000	$0.30	July 4, 2007	May 7, 2012	11
50,000	$0.30	April 22, 2008	May 7, 2012	11
795,000	$0.25	May 7, 2007	May 7, 2012	11
100,000	$0.25	May 11, 2007	May 11, 2012	12
50,000	$1.25	July 4, 2007	July 4, 2012	13
200,000	$0.30	July 28, 2008	May 7, 2012	14
2,255,000	$0.30	July 24, 2009	July 24, 2014	38
50,000	$0.35	September 17, 2009	September 17, 2014	40
180,000	$0.70	March 15, 2010	March 15, 2015	46
37,500	$0.75	June 15, 2010	June 30, 2011	1
50,000	$0.80	August 9, 2010	August 1, 2011	2
1,050,000	$1.50	September 20, 2010	September 20, 2015	52
1,050,000	$1.80	September 20, 2010	September 20, 2015	52
500,000	$1.90	November 5, 2010	November 5, 2015	54
250,000	$2.00	December 6, 2010	December 6, 2015	55
385,000	$2.39	March 11, 2011	March 11, 2016	58
180,000	$2.15	May 11, 2011	May 11, 2016	60
7,382,500	$1.02

Options issued to employees are measured at the grant date. Options issued to non-employees, where the fair value of the goods or services is not determinable, are measured by way of reference to the equity instruments granted and measured at the date the goods or services are rendered. The assumptions used

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the seven months ended December 31, 2011 and the year ended May 31, 2011
(Expressed in United States dollars)

to value the options granted during the period are as follows:

	Seven months
	December 31,	Year ended May
	2011	31, 2011
Number of options	4,240,000	3,665,000
Fair value	$9,078,393	$4,179,822
Weighted average:
Exercise price (C$)	$3.07	$1.75
Risk-free interest rate	1.47%	1.99%
Dividend yield	0%	0%
Expected life (years)	5	4.7
Volatility	110%	120%

c.	Warrants

Warrant transactions are summarized as follows:

		Weighted Average
	Number of Warrants	Exercise Price C$
Outstanding, May 31, 2010	10,603,765	$0.88
Granted	1,683,600	2.05
Converted	(8,468,250)	0.95
Expired	(635,515)	1.26
Outstanding, May 31, 2011	3,183,600	$1.23
Converted	(126,270)	2.05
Outstanding, December 31, 2011	3,057,330	$1.19

i)

Warrants are recorded at their fair value using a Black Scholes Option Pricing model. There were no warrants issued in the seven months ended December 31, 2011. Warrants issued in the years ended May 31, 2011 and the related fair values and assumptions are as follows:

			Risk-free	Weighted average
	Number of	Exercise	interest	expected life
Grant Date	warrants	price (C$)	rate	(years)	Volatility	Fair value

January 20, 2011	1,683,600	$2.05	1.61%	2.0	105%	$2,087,483

ii)	Warrants outstanding at December 31, 2011 were as follows:

		Conversion Price	Warrant reserve
Expiry Date	Number of Warrants	C$
January 20, 2013	1,557,330	$2.05	$1,935,337
June 25, 2012	1,500,000	$0.30	150,748
	3,057,330	$1.19	$2,086,085

Warrants outstanding at May 31, 2011 were as follows:

		Conversion Price	Warrant reserve
Expiry Date	Number of Warrants	C$
January 20, 2013	1,683,600	$2.05	$2,087,483
June 25, 2012	1,500,000	$0.30	150,748
	3,183,600	$1.23	$2,238,231

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the seven months ended December 31, 2011 and the year ended May 31, 2011
(Expressed in United States dollars)

22.	GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses comprise of:

	Seven months ended December 31, 2011	Year ended May 31, 2011
Share-based compensation (note 21(b))	$3,126,259	$4,893,723
Salaries	896,872	1,504,381
Office and miscellaneous	727,030	505,854
Travel	186,313	392,354
Investor relations	143,631	326,043
Accounting and audit	327,829	293,074
Legal fees	131,150	229,423
Consulting	131,161	187,349
Directors’ fees	144,500	182,084
Regulatory and transfer agent fees	65,736	144,043
Amortization	65,455	58,561
Insurance	17,536	28,583
	$5,963,472	$8,745,472

23.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Fair values

The financial assets and liabilities are recognized on the balance sheet at fair value in a hierarchy that is based on significance of the inputs used in making the measurements. The levels in the hierarchy are:

Level 1 – Quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly as prices or indirectly derived from prices; and

Level 3 – Inputs for the asset or liability that are not based on observable market data.

The carrying values of cash and cash equivalents, accounts receivable, subscriptions receivable, promissory note receivable, accounts payable and accrued liabilities and due to related parties approximate their fair values due to their short term to maturity and convertibility into cash.

The derivative liability is measured at fair value and is classified as Level 3 and is detailed in note 19. An option pricing model that considers changes in the US dollar price of gold is used to estimate the fair value of the financial derivative embedded in the Company’s Gold Purchase Agreement described in note 19 to the Financial Statements. The principal assumption used in the option pricing model is the volatility, over time, of the gold price.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the seven months ended December 31, 2011 and the year ended May 31, 2011
(Expressed in United States dollars)

The Company manages liquidity risk through forecasting its cash flows from operations and anticipating investing and financing activities. Senior management is actively involved in the review and approval of planned expenditures. Management believes that the ability to fund operations through cash generated from operations and additional financing, should be sufficient to meet the ongoing capital and operating requirements. At December 31, 2011, the Company’s working capital of $34,513,649 was sufficient to meet its short-term business requirements.

The Company’s revenues are from the mining and sale of mineral products; however, the economics of developing and producing mineral products are affected by many factors including the cost of operations, variations in the grade of ore mined and the price of metals.

In the normal course of business the Company enters into contracts and performs business activities that give rise to commitments for future minimum payments, as summarized in Note 25.

Credit risk

The Company’s credit risk is primarily attributable to its liquid financial assets and doré and would arise from the non-performance by counterparties of contractual financial obligations. The Company limits its exposure to credit risk on liquid assets by maintaining its cash with high-credit quality financial institutions and shipments of doré are insured with reputable underwriters. Management believes the risk of loss of the Company’s liquid financial assets and doré to be minimal.

The Company’s maximum exposure to credit risk at December 31, 2011 is as follows:

	December 31, 2011	May 31, 2011
Cash and cash equivalents	25,906,840	11,526,062
Accounts receivable	1,750,487	537,025
	27,657,327	12,063,087

Currency risk

The Company operates in Canada and Peru and is exposed to foreign exchange risk arising from transactions denominated in foreign currencies.

The operating results and the financial position of the Company are reported in United States dollars. The fluctuations of the operating currencies in relation to the United States dollar will have an impact upon the reported results of the Company and may also affect the value of the Company’s assets and liabilities.

The Company’s financial assets and liabilities are denominated in United States, Canadian dollars and Peruvian Nuevo Sol set out in the following table:

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the seven months ended December 31, 2011 and the year ended May 31, 2011
(Expressed in United States dollars)

	United States	Canadian
	Dollar	Dollar	Peruvian Nuevo Sol	Total
Financial assets
Cash and cash equivalents	$24,600,414	$415,862	$890,564	$25,906,840
Accounts receivable	-	53,760	2,076,727	2,130,487
IGV receivable	-	-	25,635,346	25,635,346
	24,600,414	469,622	28,602,637	53,672,673
Financial liabilities
Accounts payable and accrued liabilities	223,140	304,316	26,953,895	27,481,351
Net financial assets (liabilities)	$24,377,274	$165,306	$1,648,742	$26,191,322

The Company’s reported results will be affected by changes in the US dollar to Canadian dollar and US dollar to Nuevo Sol exchange rate. As of December 31, 2011, a 10 per cent appreciation of the Canadian dollar relative to the US dollar would have decreased net financial assets by approximately US$240,000. A 10 per cent depreciation of the US Dollar relative to the Canadian dollar would have had the equal but opposite effect. A 10 per cent appreciation of the Nuevo Sol relative to the US dollar would have decreased net financial assets by approximately US$115,500 and a 10 per cent depreciation of the Nuevo Sol would have had an equal but opposite effect.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risk.

Interest risk

The Company invests its cash in instruments that are redeemable at any time without penalty, thereby reducing its exposure to interest rate fluctuations. The Company holds a loan from RKE that is subject to interest at Libor + 6% (note 17). The Company is subject to rate fluctuations from Libor.

Other interest rate risks arising from the Company’s operations are not considered material.

Commodity price risk

The Company is exposed to price risk with respect to commodity prices. The ability of the Company to develop its mineral properties and future profitability of the Company are directly related to the market price of gold and copper. The Company monitors commodity prices to determine whether changes in operating or development plans are necessary. The future gold production, with the exception of the Red Kite Gold Prepayment Agreement (Note 19) is un-hedged in order to provide shareholders with full exposure to changes in the market gold price. A 10 per cent increase in the price of gold would result in a US$455,909 decrease to the unrealized gain and a 10 per cent decrease in the price of gold would have an equal but opposite effect. A 10 per cent increase in the price of gold would result in a US$455,909 increase to the derivative liability and a 10 per cent decrease in the price of gold would have an equal but opposite effect.

Depending on the price of metals, the Company may determine that it is impractical to continue commercial production. Metals prices have fluctuated widely in recent years and are affected by many factors beyond the Company’s control including changes in international investment patterns and monetary systems, economic growth rates, political developments, the extent of sales or accumulation of reserves by governments, and shifts in private supplies of and demands for metals. The supply of metals consists of a combination of mine production, recycled material and existing stocks held by governments, producers, financial institutions and consumers. If the market price for metals falls below the Company’s full production costs and remains at such level for any sustained period of time, the Company will experience

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the seven months ended December 31, 2011 and the year ended May 31, 2011
(Expressed in United States dollars)

losses and may decide to discontinue operations or development of properties.

24.	SEGMENT REPORTING

The Company operates in two operating segments in two geographic areas, being the mining, acquisition and development of mineral properties, in Latin America and the corporate segment in Canada. The La Arena Gold Mine in Peru was acquired and developed in fiscal 2011 and achieved commercial production levels December 2011. All of the Company’s revenue is generated in Peru. Segmented disclosure and Company-wide information is as follows:

	As at ended December 31, 2011
	Canada	Peru	Total
Mineral properties and development costs	$-	$63,795,817	$63,795,817
Plant and equipment, net	115,722	61,966,561	62,082,283
Other assets	8,314,128	63,314,366	71,628,494
	$8,429,850	$189,076,744	$197,506,594

	As at ended May 31, 2011
	Canada	Peru	Total
Mineral properties and development costs	$-	$78,131,239	$78,131,239
Plant and equipment, net	61,579	47,224,045	47,285,624
Other assets	8,879,286	23,648,246	32,527,532
	$8,940,865	$149,003,530	$157,944,395

	As at ended June 1, 2010
	Canada	Peru	Total
Investment in La Arena	$-	$16,854,480	$16,854,480
Equipment, net	5,930	254,059	259,989
Other assets	5,948,681	998,598	6,947,279
	$5,954,611	$18,107,137	$24,061,748

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the seven months ended December 31, 2011 and the year ended May 31, 2011
(Expressed in United States dollars)

		Seven months ended December 31, 2011
	Corporate	Mine Development	Total
Operating expense	$(5,133,911)	$(764,109)	$(5,898,020)
Amortization	(8,499)	(56,956)	(65,455)
Unrealized gain on derivative liability	7,868,984	-	7,868,984
Other loss	(2,980,640)	545,660	(2,434,980)
Provision for income taxes	-	(18,285)	(18,285)
	$(254,066)	$(293,690)	$(574,756)

			Year ended May 31, 2011
	Corporate	Mine Development	Total
Operating expense	$(8,074,587)	$(649,408)	$(8,723,995)
Amortization	(5,300)	(53,261)	(58,561)
Unrealized gain on derivative liability	1,648,876	-	1,648,876
Other loss	(1,178,651)	(192,803)	(1,371,454)
Provision for income taxes	(147,490)	(53,375)	(200,865)
	$(7,757,152)	$(948,847)	$(8,705,999)

25.	COMMITMENTS AND CONTINGENCIES

The following table summarizes the maturities of the Company’s financial liabilities and commitments:

		December 31, 2011
	Within 1 year	2 to 5 years	Over 5 years	Total	May 31, 2011
Accounts payable	$27,481,352	$-	$-	$27,481,352	$8,264,506
Deferred revenue (note 19)	4,250,823	25,258,707	-	29,509,530	10,416,245
Derivative liability (note 19)	934,144	3,192,617	432,337	4,559,098	12,428,082
Office leases	258,287	750,169	35,626	1,044,082	1,082,975
Asset retirement obligation (note 18)	-	3,186,480	31,553,520	34,740,000	34,740,000
Long-term debt (note 17)	-	3,000,000	-	3,000,000	-
Total	$32,924,606	$35,387,973	$32,021,483	$100,334,062	$63,005,438

26.	SUPPLEMENTAL CASH FLOW INFORMATION

There were no income taxes or interest paid in the seven months ended December 31, 2011 or in the year ended May 31, 2011.

a.	Cash and cash equivalents include cash in bank accounts as follows:

	December 31, 2011	May 31, 2011	June 1, 2010
United States dollars	$24,600,414	$10,836,279	$2,654,500
Canadian dollars	415,862	522,635	2,431,709
Peruvian Nuevo Sol	890,564	167,148	354,089
	$25,906,840	$11,526,062	$5,440,298

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the seven months ended December 31, 2011 and the year ended May 31, 2011
(Expressed in United States dollars)

b.	Changes in non-cash working capital include the following increases(decreases):

	Seven months ended	Year ended
	December 31, 2011	May 31, 2011
Accounts receivable	$(1,593,462)	$(452,576)
Promissory note receivable	-	116,532
Inventory	(8,958,553)	(3,910,479)
Prepaid expenses	1,454,811	4,866,093
IGV	(11,635,404)	(3,834,791)
Accounts payable and accrued liabilities	2,086,311	(4,114)
Income taxes payable	1,962,143	-
Related parties	-	(72,248)
	$(16,684,154)	$(3,291,583)

c.	Non cash transactions included in the statements of cash flow include:

i.	Additions to plant and equipment were $20,510,091, of which $15,773,978 was paid in cash and the remaining amount was in accounts payable at the end of the period.
ii.

Additions to mineral properties were $58,332,694, of which $41,280,540 was paid in cash, $12,394,420 was included in accounts payable at December 31, 2011. Non-cash charges capitalized were $4,657,734 related to depreciation of plant and equipment which is recapitalized to mineral properties during the pre-production phase.

iii.	Preproduction gold sales of $71,620,823 were included in mineral properties, of which $6,406,715 was a non-cash delivery of gold to settle the gold prepayment.
iv.	Included in inventory non cash costs were $2,037,537 of depreciation and depletion.

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the seven months ended December 31, 2011 and the year ended May 31, 2011
(Expressed in United States dollars)

27.	RELATED PARTY TRANSACTIONS

Except for the housing loan, amounts owing to or from related parties are non interest bearing, unsecured and due on demand. The transactions were in the normal course of operations

a.	The following related party transactions and balances for the seven months ended December 31, 2011 are:

			Seven months
			ended December	Year ended
Related party	Nature of the relationship	Nature of the transaction	31, 2011	May 31, 2011

Somji Consulting	A company controlled by a former director of the Company, who resigned his position in February, 2011.	Management fees, bonuses, office rent and administrative services.	Nil	$809,124

Various individuals	Directors of the Company	Directors’ fees, management fees and travel allowances.	158,100	181,894

Davis LLP	A law firm in which the Company’s corporate secretary is a partner. His term as a director ended in September 2011.	Expensed into general and administrative costs, legal fee	107,187	257,455

Prize Mining and Philippine Metals	A public company and a private company with a director in common with the Company.	Office rent	4,415	31,586

Amerigo Resources	A company whose President, CEO and director is also the chairman and a director of the Company	Reimbursement of shared office expense	1,499	23,127

Individual	A key employee who works in the management of mine operations	Housing loan	380,000	Nil

b.

Key management are those personnel, other than the directors, having the authority and responsibility for planning, directing and controlling the Company and includes the Chief Executive Officer and Chief Financial Officer. Remuneration for key management is:

	For the seven
	months ended	For the year ended
	December 31, 2011	May 31, 2011
Salaries (i)	$281,817	$442,147
Benefits (i)	5,537	7,165
Bonuses (i)	440,000	218,935
Share options (ii)	268,463	439,952
	$995,817	$1,108,199

(i)	The salaries, benefits and bonuses are included in general and administrative expenses and mineral properties and evaluation properties.

(ii)	The options are included in administrative expenses as share based compensation expense.

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the seven months ended December 31, 2011 and the year ended May 31, 2011
(Expressed in United States dollars)

c.

The housing loan is secured by 450,000 shares of the Company, and bears interest at 1.5%. The repayment term of the loan is one year. In addition to the housing loan, included in accounts receivable at the end of the period is $5,039 (May 31, 2011 - $27,320; June 1, 2010 - $46,315) from related parties. Included in accounts payable at the end of the period is $9,834 (May 31, 2011 - $214,759; June 1, 2010 - $72,248) from related parties.

28.	TRANSITION TO IFRS

The Company’s IFRS accounting policies presented in Note 4 have been applied in preparing the financial statements for the period ended December 31, 2011, the comparative information and the opening consolidated statement of financial position at the Transition Date of June 1, 2010.

The Company has applied IFRS 1, First-time Adoption of International Financial Reporting Standards in preparing these IFRS consolidated financial statements. The effects of the transition to IFRS on equity, loss and comprehensive income (loss) and reported cash flows are presented in this section and are further explained in the notes that accompany the tables presented below. There was no significant impact on the consolidated statements of cash flows as a result of adopting IFRS.

First-time adoption and exemptions applied

Upon transition to IFRS, IFRS 1 mandates certain exceptions to IFRS and permits certain exemptions from full retrospective application. The Company has applied the mandatory exceptions and elected certain optional exemptions.

Mandatory exceptions:

a.	Financial assets and liabilities that have been de-recognized before January 1, 2005 under previous Canadian GAAP have not been recognized under IFRS.
b.	The Company used estimates under IFRS that are consistent with those applied under Canadian GAAP

Optional exemptions applied:

a.

The Company elected not to apply IFRS 2 Share-based Payments to equity instruments that were fully vested prior to June 1, 2010. The adjustment to equity arising from the application of IFRS 2 to awards not vested as at the date of transition is $713,901.

b.

IFRS1 allows a first time adopter to exempt themselves from the retrospective application of IAS 21 The Effect of Changes in Foreign Exchange Rates for cumulative translation differences that existed at the date of transition to IFRS. The Company elected to apply this exemption and in accordance with IFRS 1, the Company recognized $1,322,219 of cumulative translation differences from translating the Company’s Canadian operations prior to June 1, 2010 in opening retained earnings at June 1, 2010.

Presentation differences

Some financial statement line items are described differently under IFRS than they were under Canadian GAAP. Although the nature and amount of assets and liabilities included in these line items are unchanged the descriptions are different. These line items (with Canadian GAAP descriptions in brackets) are:

  Deferred income tax (Future income tax)

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the seven months ended December 31, 2011 and the year ended May 31, 2011
(Expressed in United States dollars)

  Share option and warrant reserve (Contributed surplus)

  Translation reserve (Accumulated other comprehensive income)

There are no material differences between the cash flow statements presented under IFRS and Canadian GAAP.

Adjustments required in transitioning from Canadian GAAP (“GAAP”) to IFRS are set out in the following tables:

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the seven months ended December 31, 2011 and the year ended May 31, 2011
(Expressed in United States dollars)

Reconciliation of consolidated balance sheets

		As at June 1, 2010			As at May 31, 2011
			Effect of			Effect of
		GAAP	transition to	IFRS	GAAP	transition	IFRS
			IFRS			to IFRS
Assets	Note
Current
Cash and cash equivalents		$5,440,298		$5,440,298	$11,526,062		$11,526,062
Account receivable		84,449		84,449	537,025		537,025
Subscription receivable		582,704		582,704	-		-
Promissory note receivable		116,532		116,532	-		-
Inventory		-		-	3,910,479		3,910,479
Prepaid expenses		157,585		157,585	2,554,024		2,554,024
IGV receivable		397,637		397,637	13,999,942		13,999,942
		6,779,205		6,779,205	32,527,532		32,527,532
Deferred financing costs		23,924		23,924	-		-
Deferred income tax		-	144,150	144,150	-		-
Plant and equipment		259,989		259,989	47,285,624		47,285,624
Mineral properties and evaluation costs		-		-	88,374,786	(10,243,547)	78,131,239

Investment in La Arena S.A.	a	19,530,771	(2,676,291)	16,854,480	-		-
		$26,593,889	$(2,532,141)	$24,061,748	$168,187,942	$(10,243,547)	$157,944,395

Liabilities and equity
Current
Accounts payable and accrued liabilities		$502,789		$502,789	$8,264,506		$8,264,506
Due to related parties		72,248		72,248	-		-
Deferred revenue		-		-	1,790,292		1,790,292
Derivative liability		-		-	2,136,078		2,136,078
		575,037	-	575,037	12,190,876	-	12,190,876
Asset retirement obligation		-		-	14,800,000		14,800,000
Deferred income tax liability	a	2,532,141	(2,532,141)	-	10,243,547	(10,243,547)	-
Deferred revenue		-		-	8,625,953		8,625,953
Derivative liability		-		-	10,292,004		10,292,004
		3,107,178	(2,532,141)	575,037	56,152,380	(10,243,547)	45,908,833
Equity
Share capital		39,006,847		39,006,847	125,972,274		125,972,274
Share option reserve	b	2,396,484		2,396,484	7,450,044	713,901	8,163,945
Translation reserve	c	1,322,219	(1,322,219)	-	5,844,181	(1,322,219)	4,521,962
Deficit	b, c	(19,238,839)	1,322,219	(17,916,620)	(27,230,937)	608,318	(26,622,619)
		23,486,711	-	23,486,711	112,035,562	-	112,035,562
		$26,593,889	$(2,532,141)	$24,061,748	$168,187,942	$(10,243,547)	$157,944,395

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the seven months ended December 31, 2011 and the year ended May 31, 2011
(Expressed in United States dollars)

Reconciliation of consolidated statement of loss and comprehensive loss:

		Year ended May 31, 2011

			Effect of
		GAAP	transition to	IFRS
			IFRS
General and administrative expenses	Note
Accounting and audit		$293,074		$293,074
Amortization		58,561		58,561
Consulting		187,349		187,349
Directors' fees		182,084		182,084
Insurance		28,583		28,583
Investor relations		326,043		326,043
Legal fee		229,423		229,423
Office and miscellaneous		505,854		505,854
Regulatory and transfer agent fees		144,043		144,043
Salaries		1,504,381		1,504,381
Share-based compensation	b	4,179,822	713,901	4,893,723
Travel		392,354		392,354

Operating loss		(8,031,571)	(713,901)	(8,745,472)

Other items
Foreign exchange gain (loss)		(385,376)		(385,376)
Exploration expense		(37,084)		(37,084)
Interest income and other income		36,204		36,204
		1,648,876		1,648,876
Unrealized gain on revaluation of derivative liability
Costs relating to gold prepayment		(1,022,282)		(1,022,282)

Loss before income taxes		(7,791,233)	(713,901)	(8,505,134)
Provision for income taxes		(200,865)		(200,865)
Net loss for the period		$(7,992,098)	$(713,901)	$(8,705,999)
Translation adjustment		4,521,962		4,521,962
Comprehensive loss for the period		$(3,470,136)	$(713,901)	$(4,184,037)

Notes to Reconciliation

a.	Deferred taxes

IFRS prohibits the recognition of a deferred tax asset or liability arising on initial recognition of an asset or liability if the acquisition is not a business combination and neither accounting profit nor taxable profit were affected. Under Canadian GAAP, temporary differences on initial recognition of an asset or liability are recorded. Accordingly, as at June 1, 2010 on adoption of IFRS, the Company reversed the deferred tax liability resulting from the acquisition of La Arena with an associated reduction of Investment in La Arena

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the seven months ended December 31, 2011 and the year ended May 31, 2011
(Expressed in United States dollars)

S.A. At May 31, 2011, the Company reversed the deferred liability on the acquisition of La Arena with an associated reduction of Mineral Properties and evaluation costs.

b.	Share-based compensation

Under Canadian GAAP, stock option grants may be valued as one pool and recognized over the vesting period. IFRS requires a graded approach in valuing and recognizing share-based compensation. The impact on the year ended May 31, 2011 was $713,901, respectively. At the Transition Date, all options were fully vested and therefore there was no impact on the opening retained earnings.

c.	Cumulative translation differences

In accordance with IFRS 1, the Company recognized $1,322,219 of cumulative translation differences from translating the Company’s Canadian operations prior to June 1, 2010 in opening retained earnings at June 1, 2010.

29.	SUBSEQUENT EVENTS

a.	Subsequent to December 31, 2011, the Company received $2,663,238 on the issuance 1,580,373 share pursuant to the exercise of 486,033 options and the conversion of 1,094,340 warrants.

b.	Subsequent to December 31, 2011, the Company delivered 3,971 ounces of gold to RKE in partial settlement of the Gold Prepayment Agreement. This settles all obligations to December 2012.

c.

Subsequent to December 31, 2011, the Company agreed to a five-year option and purchase agreement with a private, arm’s length Colombian company to acquire up to an 80 per cent interest in the company, which holds approximately 150,000 hectares of exploration prospects within Colombia. During the first year of the agreement the Company committed to spend $2 million on exploration, land holding and administration costs. Expenditures to-date amounted to $366,000. After the first year of the agreement, the Company may elect to continue funding expenditures up to a maximum of $10 million over the five- year term to acquire 80 per cent of the company.

d.

Subsequent to December 31, 2011, the Company granted a total of 200,000 options to a new officer of the Company. The options vest 25% every three months commencing three months after the grant date. The options are exercisable at $3.75 for a period of five years pursuant to the Company’s stock option plan.